UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Eagle Point Trinity Senior Secured Lending Company

(Name of Subject Company (Issuer))

Eagle Point Trinity Senior Secured Lending Company

(Name of Filing Person(s) (Issuer))

SHARES OF BENEFICIAL INTEREST

(Title of Class of Securities)

26983E105

(CUSIP Number of Class of Securities)

Eagle Point Credit Management LLC

600 Steamboat Road, Suite 202

Greenwich, CT 06830

(203) 340-8500

(Name, Address, and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of the Filing Person(s))

COPIES TO:

Harry S. Pangas, Esq. Darius I. Ravangard, Esq.
Alexander C. Karampatsos, Esq.
Dechert LLP
1900 K Street, NW
Washington, DC 20006
(202) 261-3300

August 27, 2026

(Date Tender Offer First Published,

Sent or Given to Security Holders)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

ITEM 1. SUMMARY TERM SHEET

The table below sets forth a number of important dates related to this tender offer. Please refer to this table as you read this document. Capitalized terms used, but not defined, in this table bear the meanings given to them later in this document.

Date	Name of Date	Definition
July 31, 2026	Prior NAV Calculation Date	the last date before the Commencement Date for which the Fund completed the calculation of its net asset value

August 3, 2026	Prior Admission Date	the last date before the Commencement Date as of which Shares of the Fund were sold

August 27, 2026	Commencement Date	the date as of which the Offer commenced

September 25, 2026*	Notice Date	the date by which each Shareholder desiring to tender Shares for purchase must provide proper notice to the Fund

September 25, 2026*	Tender Withdrawal Date	the date by which a Shareholder who has previously provided proper notice to the Fund of such Shareholder’s desire to tender Shares may properly notify the Fund of such Shareholder’s desire to withdraw its previous tender request

September 30, 2026*	Valuation Date	the date as of which the net asset value of the Shares is calculated, which will be the date specified in this table or, if the Fund properly authorizes any extension of the Offer, the next calculated net asset value of the Shares on or after the new Tender Withdrawal Date (which is generally expected to be the last business day of the month in which the Tender Withdrawal Date occurs)

October 26, 2026*	Acceptance Date	the date which is 40 business days after the Commencement Date

*	Subject to change in the event that the Fund properly authorizes an extension of time during which the Offer is pending. In the event of any such extension, Shareholders will be notified in writing by the Fund. Because the Fund does not presently anticipate authorizing any such extension, the Fund strongly recommends that Shareholders make any decisions with respect to this Offer based on the dates specified in the table above.

Eagle Point Trinity Senior Secured Lending Company (the “Fund”), in accordance with the terms and conditions set forth herein, is offering to purchase from shareholders of the Fund (“Shareholders”) up to 5% of the common shares of beneficial interest of the Fund (“Shares”) outstanding as of the prior calendar quarter end, which is the subject of this Offer (as defined below). Each Share tendered for purchase will be purchased at the net asset value per Share calculated as of the Valuation Date. (Net asset value per Share is equal to (a) the value of our portfolio investments, cash and other assets (including interest accrued but not collected) less all of our liabilities (including accrued expenses, borrowings and interest payables), divided by (b) the total number of outstanding Shares.) Shareholders desiring to tender Shares for purchase must do so by 5:00 P.M., Eastern time, on the Notice Date (or, in the event of any extension of the offer to purchase Shares for cash on the terms and conditions set out in the Offer to Purchase and the related Letter of Transmittal (which, together, constitute the “Offer”), by 5:00 P.M., Eastern time, on the latest applicable Notice Date). Shareholders have the right to change their minds and withdraw any tenders of their Shares until 5:00 P.M., Eastern time, on the Tender Withdrawal Date (or, in the event of any extension of the Offer, by 5:00 P.M., Eastern time, on the latest applicable Tender Withdrawal Date). Shares withdrawn may be re-tendered, however, provided that such tenders are made before the Notice Date by following the tender procedures described herein. If the Fund has not yet accepted a Shareholder’s tender of Shares on or before the Acceptance Date, a Shareholder will also have the right to withdraw its tender of its Shares after such date.

If a Shareholder tenders any of its Shares and the Fund purchases those Shares, proceeds will generally be paid in cash, the amount of which will be determined as of the Valuation Date, equal to the net asset value of the Shares tendered.

If the Fund accepts the tender of the Shareholder’s Shares, the Fund will make payment for the Shares it purchases from one or more of the following sources: cash on hand, the proceeds of the sale of portfolio securities held by the Fund, withdrawals of its capital from the investments in which it invests, or borrowings (as applicable).

Shareholders desiring to tender Shares for purchase by the Fund should keep in mind that the Fund reserves the right to repurchase all of a Shareholder’s Shares at any time if the aggregate value of such Shareholder’s Shares is, at the time of such compulsory repurchase, less than the minimum initial investment applicable set forth in the Fund’s current private placement memorandum (the “Memorandum”). This right of the Fund to repurchase Shares compulsorily may be a factor which Shareholders may wish to consider when determining the extent of any tender for purchase by the Fund.

If a Shareholder would like the Fund to purchase any of its Shares, it should complete, sign, and mail (via certified mail, return receipt requested) or otherwise deliver a Letter of Transmittal to the Fund at either of the following addresses:

Overnight Delivery:	Regular Mail:
Eagle Point Trinity Senior Secured Lending Company	Eagle Point Trinity Senior Secured Lending Company
Attn: Computershare Trust Company, N.A. as agent for Eagle Point Trinity Senior Secured Lending Company	Attn: Computershare Trust Company, N.A. as agent for Eagle Point Trinity Senior Secured Lending Company
150 Royall St, Suite 101 Canton, MA 02021	PO Box 43007 Providence, RI 02940

so that it is received before 5:00 P.M., Eastern time, on the Notice Date. The value of the Shares may change between the Prior NAV Calculation Date and the Valuation Date, and such change may be material. It is possible that during the time period between the Prior NAV Calculation Date and the Valuation Date, general economic and market conditions, or specific events affecting one or more of the Fund’s underlying investments, could cause a decline in the value of Shares in the Fund.

Please note that, just as each Shareholder has the right to withdraw its tender, the Fund has the right to cancel, amend, or postpone this Offer at any time before 5:00 P.M., Eastern time, on the Tender Withdrawal Date. Also realize that the Offer is set to expire on the Tender Withdrawal Date (or, if the Offer is extended, the latest applicable Tender Withdrawal Date) and that, if a Shareholder desires to tender Shares for purchase, it must do so by the Notice Date (or, if the Offer is extended, by the latest applicable Notice Date). A Shareholder tendering all of its Shares will remain a Shareholder of the Fund through the Valuation Date, when the net asset value of the Shareholder’s Shares is calculated, notwithstanding the Fund’s acceptance of the Shareholder’s Shares for purchase.

ITEM 2. ISSUER INFORMATION

(a)            The name of the issuer is Eagle Point Trinity Senior Secured Lending Company. The Fund is a Delaware statutory trust that is a non-diversified closed-end management investment company that has elected to be regulated as a business development company under the Investment Company Act of 1940, as amended (the “1940 Act”). The Fund’s principal executive office is located at 600 Steamboat Road, Suite 202, Greenwich, CT 06830, and its telephone number is (203) 340-8500.

(b)            The title of the securities which are the subject of the Offer is “shares of beneficial interest of the Fund.” The Fund currently offers one class of Shares. As of the close of business on the Prior NAV Calculation Date, there were 6,107,167 Shares outstanding. As of the close of business on the Prior NAV Calculation Date, the aggregate net asset value of the Fund was $62,551,902 and the net asset value per Share was $10.24. Subject to the conditions set out in the Offer, the Fund will purchase Shares in an amount up to 5% of the Fund’s Shares outstanding as of the prior calendar quarter end, as described above in Item 1, subject to any applicable extension of the Offer.

(c)            There is no established trading market for the Shares.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON

The name of the filing person (i.e., the Fund and the subject company) is Eagle Point Trinity Senior Secured Lending Company. The Fund’s principal executive office is located at 600 Steamboat Road, Suite 202, Greenwich, CT 06830, and its telephone number is (203) 340-8500. The investment adviser of the Fund is Eagle Point Credit Management LLC (in its capacity as such, the “Adviser”). The Adviser’s principal executive office is located at 600 Steamboat Road, Suite 202, Greenwich, CT 06830, and its telephone number is (203) 340-8500. The sub-adviser of the Fund is Trinity Capital Adviser LLC, a Delaware limited liability company (in its capacity as such, the “Sub-Adviser”). The Sub-Adviser’s principal executive office is located at 1 N. 1st Street, Suite 302, Phoenix, AZ 85004, and its telephone number is (480) 374-5350. The members of the Fund’s Board of Trustees (the “Board of Trustees”) are Thomas P. Majewski, Kyle Brown, Scott W. Appleby, Lockwood Holmes, Bryan Pereboom and Paul E. Tramontano. The address of each member of the Board of Trustees is c/o Eagle Point Trinity Senior Secured Lending Company, 600 Steamboat Road, Suite 202, Greenwich, CT 06830.

The executive officers of the Fund (each, an “Executive Officer” and collectively, the “Executive Officers”) are Thomas P. Majewski, Co-Chief Executive Officer and Co-Principal Executive Officer; Kyle Brown, Co-Chief Executive Officer and Co-Principal Executive Officer; Michael Testa, Chief Operating Officer; Kenneth P. Onorio, Chief Financial Officer and Chief Accounting Officer; Courtney B. Fandrick, Chief Compliance Officer; Joshua M. Katz, Secretary; Gerald Harder, Vice President; Ron Kundich, Vice President; and Sarah Stanton, Vice President. The address of each Executive Officer is c/o Eagle Point Trinity Senior Secured Lending Company, 600 Steamboat Road, Suite 202, Greenwich, CT 06830.

ITEM 4. TERMS OF THE TENDER OFFER

(a)            (i)           Subject to the conditions set out in the Offer, the Fund will purchase Shares in an amount up to 5% of the Fund’s Shares outstanding as of the prior calendar quarter end which are tendered by Shareholders by 5:00 P.M., Eastern time, on the Notice Date (or, if the Offer is extended, by 5:00 P.M., Eastern time, on the latest applicable Notice Date) and not withdrawn as described in Item 4(a)(1)(vi).

(ii)            The value of the Shares tendered to the Fund for purchase will be their net asset value as of the close of business on the Valuation Date. See Item 4(a)(1)(v) below.

Subject to the discussion below in Item 4(a)(1)(ix), each Shareholder may tender any of its Shares for repurchase by the Fund (keeping in mind that the Fund reserves the right to repurchase all of a Shareholder’s Shares at any time if the aggregate value of such Shareholder’s Shares is, at the time of such compulsory repurchase, less than the minimum initial investment applicable set forth in the Memorandum). Each Shareholder tendering Shares which are accepted for purchase will receive payment of an amount totaling the value of the Shareholder’s tendered Shares determined as of the Valuation Date and will be based upon the net asset value of the Fund’s assets as of that date, after giving effect to all allocations to be made as of that date. Payment will generally be in cash and will be paid as soon as possible following the determination of the NAV for the Valuation Date.

(iii)            Shareholders desiring to tender Shares for purchase must do so by 5:00 P.M., Eastern time, on the Notice Date (or, if the Offer is extended, by 5:00 P.M., Eastern time, on the latest applicable Notice Date). Shareholders have the right to change their minds and withdraw any tenders of their Shares before 5:00 P.M., Eastern time, on the Tender Withdrawal Date (or, if the Offer is extended, before 5:00 P.M., Eastern time, on the latest applicable Tender Withdrawal Date).

(iv)          Not applicable.

(v)           The Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying Shareholders of such extension. If the Fund elects to extend the tender period, the net asset value, and, hence, the purchase amount, of the tendered Shares will be determined at the next calculated net asset value of the Shares on or after the new Tender Withdrawal Date (which is generally expected to be the last business day of the month in which the Tender Withdrawal Date occurs). During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer. The Fund also reserves the right, at any time and from time to time, up to and including the Acceptance Date: (a) to cancel the Offer in the circumstances set out in Section 8 of the Offer to Purchase dated as of the Commencement Date, and, in the event of such cancellation, not to purchase, or pay for, any Shares tendered pursuant to the Offer; (b) to amend the Offer; or (c) to postpone the acceptance of Shares. If the Fund determines to amend the Offer or to postpone the acceptance of Shares tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify Shareholders.

(vi)          In accordance with the terms set forth in the Memorandum, a tender of Shares made pursuant to this Offer may be withdrawn at any time before 5:00 P.M., Eastern time, on the Tender Withdrawal Date (or, if the Offer is extended, before 5:00 P.M., Eastern time, on the latest applicable Tender Withdrawal Date). Pursuant to Rule 13e-4(f)(2) of the Securities Exchange Act of 1934, as amended (the “1934 Act”), if the Fund has not yet accepted a Shareholder’s tender of Shares on or before the Acceptance Date, a Shareholder will also have the right to withdraw its tender of its Shares after such date.

(vii)         Shareholders wishing to tender Shares pursuant to the Offer should send or deliver a completed and executed Letter of Transmittal to the Fund, at the address set out on the first page of the Letter of Transmittal, or fax a completed and executed Letter of Transmittal to the Fund, at the fax number set out on the first page of the Letter of Transmittal. The completed and executed Letter of Transmittal must be received by the Fund, either by mail or by fax, no later than 5:00 P.M., Eastern time, on the Notice Date (or, if the Offer is extended, no later than 5:00 P.M., Eastern time, on the latest applicable Notice Date). The Fund recommends that all documents be submitted to the Fund by certified mail, return receipt requested, or by facsimile transmission.

                Any Shareholder tendering Shares pursuant to the Offer may withdraw its tender as described above in Item 4(a)(1)(vi). To be effective, any notice of withdrawal must be timely received by the Fund at the address or fax number set out on the first page of the Letter of Transmittal. A tender of Shares properly withdrawn shall not thereafter be deemed to be tendered for purposes of the Offer. Shares withdrawn may be re-tendered, however, provided that such tenders are made before the Notice Date by following the tender procedures described above.

(viii)        For purposes of the Offer, the Fund will be deemed to have accepted a Shareholder’s tender of Shares as, if, and when it gives notice to the tendering Shareholder of its acceptance by (a) payment of the proceeds owed for the tendered shares; or (b) otherwise providing written notice to the tendering Shareholder (which may include electronic communications).

(ix)           If Shares in excess of 5% of the Fund’s Shares outstanding as of the prior calendar quarter end are duly tendered to the Fund before the Notice Date and not withdrawn before the Tender Withdrawal Date, the Fund, in its sole discretion, may do any of the following: (a) accept the additional Shares permitted to be accepted pursuant to Rule 13e-4(f)(3) under the 1934 Act; (b) increase the number of Shares accepted for payment in the Offer by up to, but not more than, 2% of the outstanding Shares without amending or extending the Offer, in accordance with rules promulgated by the Securities and Exchange Commission (“SEC”); (c) extend the Offer, if necessary, and increase the amount of Shares which the Fund is offering to purchase to an amount it believes sufficient to accommodate the excess Shares tendered as well as any Shares tendered on or before the specified Notice Date in such extension of the Offer; and (d) accept Shares tendered before the Notice Date and not withdrawn before the Tender Withdrawal Date for payment on a pro rata basis based on the aggregate net asset value of the tendered Shares by each Shareholder. The Offer may be extended, amended, or canceled in various other circumstances described in Item 4(a)(1)(v) above.

(x)            The purchase of Shares pursuant to the Offer will have the effect of increasing the proportionate interest in the Fund of Shareholders not tendering Shares. Shareholders retaining their Shares may be subject to increased risks which may possibly result from the reduction in the Fund’s aggregate assets due to the Fund’s payment for the Shares tendered. These risks include the potential for greater volatility due to decreased diversification. The Fund believes that this result is unlikely, however, given the nature of the Fund’s investment program. A reduction in the aggregate assets of the Fund may result in those Shareholders not tendering Shares bearing higher costs to the extent that certain relatively fixed expenses borne by the Fund may not decrease if assets decline. These effects may be reduced or eliminated to the extent that additional subscriptions for Shares are made by new and existing Shareholders from time to time and may also be reduced or eliminated pursuant to the Fund’s expense limitation arrangement, as described in the Memorandum.

(xi)           Not applicable.

(xii)          The U.S. federal income tax discussion set forth below is a summary included for general information purposes only. This summary is based on U.S. federal income tax law as of the date hereof, including the Code, applicable U.S. Department of Treasury (“Treasury”) regulations, Internal Revenue Service (“IRS”) rulings, judicial authority and current administrative rulings and practice, all of which are subject to change, possibly with retroactive effect. This summary addresses only Shares held as capital assets. This summary does not address all of the tax consequences that may be relevant to Shareholders in light of their particular circumstances. In view of the individual nature of tax consequences, each Shareholder is advised to consult its own tax adviser with respect to the specific, individual tax consequences of participation in the Offer, including the effect and applicability of state, local, foreign and other tax laws and the possible effects of changes in federal or other tax laws.

The sale of Shares pursuant to the Offer will be a taxable transaction to a Shareholder for U.S. federal income tax purposes, either as a “sale or exchange,” or under certain circumstances, as a “dividend.” Under Section 302(b) of the Internal Revenue Code of 1986, as amended (the “Code”), a sale of Shares pursuant to the Offer generally will be treated as a “sale or exchange” if the receipt of cash by the Shareholder: (a) results in a “complete termination” of the Shareholder’s interest in the Fund, (b) is “substantially disproportionate” with respect to the Shareholder, or (c) is “not essentially equivalent to a dividend” with respect to the Shareholder. A sale of Shares pursuant to the Offer generally will result in a “complete termination” of a Shareholder’s interest in the Fund if such Shareholder tenders, and the Fund repurchases, all of such Shareholder’s Shares (i.e., the Shareholder reduces its percentage ownership interest in the Fund to 0%). A “substantially disproportionate” distribution generally requires a reduction of at least 20% in a Shareholder’s proportionate ownership interest in the Fund after all Shares are tendered. A distribution “not essentially equivalent to a dividend” requires that there be a “meaningful reduction” in the Shareholder’s ownership interest in the Fund, which more likely than not would be the case if the Shareholder has a minimal interest in the Fund, exercises no control over Fund affairs or experiences a reduction in the proportionate ownership interest in the Fund.

In determining whether any of these tests has been met, Shares actually owned, as well as Shares considered to be owned by the Shareholder by reason of certain constructive ownership rules set forth in Section 318 of the Code, generally must be taken into account. If any of these three tests for “sale or exchange” treatment is met, a Shareholder will recognize gain or loss equal to the difference between the price paid by the Fund for the Shares purchased in the Offer and the Shareholder’s adjusted basis in such Shares. If such Shares are held as a capital asset, the gain or loss will generally be capital gain or loss. The maximum tax rate applicable to net capital gains recognized by individuals and other non-corporate taxpayers is generally (i) the same as the applicable ordinary income rate for capital assets held for one year or less or (ii) either 15% or 20% for capital assets held for more than one year, depending on whether the individual’s income exceeds certain threshold amounts.

The Fund generally will be required to report to the IRS and each Shareholder the cost basis and holding period for each respective Shareholder’s Shares repurchased or transferred by the Fund. The Fund has elected the average cost method as the default cost basis method for purposes of this requirement. If a Shareholder wishes to accept the average cost method as its default cost basis calculation method in respect of Shares in its account, the Shareholder does not need to take any additional action. If, however, a Shareholder wishes to affirmatively elect an alternative cost basis calculation method in respect of its Shares, the Shareholder must contact the Fund’s administrator to obtain and complete a cost basis election form. The cost basis method applicable to a particular share repurchase or transfer may not be changed after the Valuation Date in respect of that repurchase or transfer. Shareholders should consult their tax advisors regarding their cost basis reporting options and to obtain more information about how the cost basis reporting rules apply to them.

If the requirements of Section 302(b) of the Code are not met, amounts received by a Shareholder who sells Shares pursuant to the Offer will be taxable to the Shareholder as a “dividend” to the extent of the Fund’s current or accumulated earnings and profits. To the extent that amounts received exceed the Fund’s current or accumulated earnings and profits, such excess will constitute a non-taxable return of capital (to the extent of the Shareholder’s adjusted basis in its Shares), and any amounts in excess of the Shareholder’s adjusted basis will constitute taxable capital gain. Any remaining adjusted basis in the Shares tendered to the Fund will be transferred to any remaining Shares held by such Shareholder. In addition, if any tendering Shareholder is deemed to have received a “dividend” as a result of the Offer, it is possible that Shareholders whose percentage ownership of the Fund increases as a result of the Offer, including Shareholders who do not tender any Shares pursuant to the Offer, will be deemed to receive a constructive distribution under Section 305(c) of the Code of an amount determined by their increase in their proportionate interest in the earnings and assets of the Fund as a result of such tender. Such constructive distribution will be treated as a dividend to the extent of current or accumulated earnings and profits allocable to it. Such dividend treatment will not apply, however, if the tender is treated as an “isolated redemption” within the meaning of the Treasury regulations.

Under the “wash sale” rules under the Code, provided the purchase of Shares pursuant to the Offer is treated as a sale or exchange (and not a distribution as described above), loss recognized on Shares repurchased pursuant to the Offer will ordinarily be disallowed to the extent the Shareholder acquires other shares of the Fund or substantially identical stock or securities within 30 days before or after such purchase and, in that event, the basis and holding period of the shares acquired will be adjusted to reflect the disallowed loss. Any loss realized by a Shareholder on the sale of Shares held by the Shareholder for six months or less will be treated for U.S. federal income tax purposes as a long-term capital loss to the extent of any distributions or deemed distributions of long-term capital gains received by the Shareholder with respect to such Shares. A Shareholder’s ability to utilize capital losses may be limited under the Code.

An additional 3.8% Medicare tax is imposed on certain net investment income (including ordinary dividends and capital gain distributions received from the Fund and net gains from redemptions or other taxable dispositions of Shares) of U.S. individuals, estates and trusts to the extent that such person’s “modified adjusted gross income” (in the case of an individual) or “adjusted gross income” (in the case of an estate or trust) exceed certain threshold amounts. Shareholders should consult their tax advisors regarding the applicability of the Medicare tax to their sale of Shares pursuant to the Offer.

Foreign Shareholders. Any payments to a tendering Shareholder who is a nonresident alien individual, a foreign trust or estate or a foreign corporation that does not hold his, her or its Shares in connection with a trade or business conducted in the United States (a “Foreign Shareholder”) that are treated as dividends (including any deemed dividends) for U.S. federal income tax purposes under the rules set forth above, absent a statutory exemption (as discussed in greater detail in the Fund’s Memorandum), the dividend received or deemed received by the Foreign Shareholder will generally be subject to U.S. withholding tax at the rate of 30% (unless a reduced rate applies under an applicable tax treaty). A tendering Foreign Shareholder who realizes a capital gain on a tender of Shares will not be subject to U.S. federal income tax on such gain, unless the Shareholder is an individual who is physically present in the United States for 183 days or more and certain other conditions exist. Such persons are advised to consult their own tax adviser. Special rules may apply in the case of Foreign Shareholders (i) that are engaged in a U.S. trade or business, (ii) that are former citizens or residents of the U.S. or (iii) that have a special status for U.S. federal tax purposes, such as “controlled foreign corporations,” corporations that accumulate earnings to avoid U.S. federal income tax, and certain foreign charitable organizations. Such persons are advised to consult their own tax adviser.

Because an applicable withholding agent may not be able to determine if a particular Foreign Shareholder qualifies for sale or exchange treatment pursuant to Section 302(b) of the Code, such agent may withhold U.S. federal income tax equal to 30% of the gross payments payable to a Non-U.S. Shareholder unless the agent determines that an exemption or a reduced rate of withholding is available as discussed above. However, a Foreign Shareholder may be eligible to obtain a refund of all or a portion of any tax withheld if such Non-U.S. Shareholder establishes that it qualifies for sale or exchange treatment pursuant to Section 302(b) of the Code or is otherwise able to establish that no tax or a reduced amount of tax is due. See the section of the Fund’s Memorandum entitled “U.S. Federal Income Tax Matters–Taxation of Securityholders” for further information concerning the taxation of Foreign Shareholders. Foreign Shareholders are urged to consult their tax advisors regarding the application of U.S. federal income tax rules, including withholding, to their tender of Shares.

A foreign financial institution or non-financial foreign entity that tenders Shares which are accepted for purchase pursuant to the Offer will generally be subject to 30% withholding tax imposed under sections 1471 to 1474 of the Code (such sections commonly referred to as the Foreign Account Tax Compliance Act, or “FATCA”) and applicable U.S. Treasury Regulations promulgated thereunder unless such foreign financial institution or non-financial foreign entity provides to the applicable withholding agent an applicable IRS Form W-8 demonstrating that FATCA withholding is not required. If the applicable withholding agent withholds tax under FATCA, it will not also withhold the 30% U.S. federal income tax described previously. Proposed U.S. Treasury Regulations, if finalized in their present form, would eliminate the application of withholding imposed under FATCA with respect to payments of gross proceeds. Pursuant to these proposed U.S. Treasury Regulations, the Fund and any other applicable withholding agent may (but is not required to) rely on this proposed change to FATCA withholding until final regulations are issued or until such proposed U.S. Treasury Regulations are rescinded. Non-U.S. Holders are urged to consult their own tax advisors to determine the effect, if any, of FATCA on their participation in the Offer.

Backup Withholding. The Fund generally will be required to withhold tax at the rate of 24% (“backup withholding”) from any payment to a tendering Shareholder if the Shareholder fails to provide to the Fund its correct taxpayer identification number (i.e., an employer identification number or social security number) or otherwise establish an exemption from the backup withholding tax rules. Therefore, each tendering U.S. resident Shareholder should furnish to the Fund a duly completed Internal Revenue Service (“IRS”) Form W-9 to avoid backup withholding, unless such U.S. resident Shareholder otherwise establishes that such U.S. resident Shareholder is not subject to backup withholding. Certain U.S. resident Shareholders (including, among others, most corporations) are not subject to these backup withholding requirements. A Foreign Shareholder generally will be able to avoid backup withholding with respect to payments by the Fund that are treated as made in exchange for tendered Shares only if it furnishes to the Fund a duly completed applicable IRS Form W-8 (generally, an IRS Form W-8BEN, IRS Form W-8BEN-E, IRS Form W-8EXP or IRS Form W-8ECI), signed under penalty of perjury, stating that it (1) is a nonresident alien individual or a foreign corporation, partnership, estate or trust, (2) has not been and does not plan to be present in the United States for a total of 183 days or more during the calendar year, and (3) is neither engaged, nor plans to be engaged during the year, in a United States trade or business that has effectively connected gains from transactions with a broker or barter exchange. Backup withholding is not an additional tax, and any amounts withheld may be refunded or credited against a Shareholder’s U.S. federal income tax liability if the required information is timely furnished to the IRS.

Other Tax Consequences. The Fund’s purchase of Shares in the Offer may directly result in, or contribute to a subsequent, limitation on the Fund’s ability to use capital loss carryforwards to offset future capital gains. Therefore, in certain circumstances, Shareholders who remain Shareholders following completion of the Offer may incur taxes sooner or incur more taxes associated with their investment in the Fund, than they would have had the Offer not occurred.

Payments for repurchased Shares may require the Fund to liquidate all or a portion of its portfolio holdings. Such action could give rise to increased taxable distributions to Shareholders, including distributions of ordinary income or short-term capital gains taxable to individuals as ordinary income.

Under Treasury regulations directed at tax shelter activity, if a Shareholder recognizes a loss of $2 million or more in the case of an individual or other non-corporate Shareholder or $10 million or more in the case of a corporate Shareholder, such Shareholder must file a disclosure statement on IRS Form 8886 with the IRS. Direct holders of portfolio securities are, in many cases, excepted from this reporting requirement, but under current guidance, shareholders of a regulated investment company (“RIC”) are not excepted. Future guidance may extend the current exception from this reporting requirement to shareholders of most or all RICs. The fact that a loss is reportable under these Treasury regulations does not affect the legal determination of whether a taxpayer’s treatment of the loss is proper. Shareholders should consult their own tax advisers concerning any possible disclosure obligation with respect to their investment in Shares.

(b)            Any Shares to be purchased from any affiliate, officer, or member of the Board of Trustees of the Fund will be on the same terms and conditions as any other purchase of Shares.

ITEM 5. PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS, AND AGREEMENTS

The Memorandum provides that the Board of Trustees has the sole discretion to determine whether the Fund will purchase Shares from Shareholders from time to time pursuant to written tenders. The Memorandum also states that the Adviser intends to seek the approval of the Board of Trustees for the Fund offer to repurchase Shares from shareholders quarterly, with such repurchases to be offered at the Fund’s net asset value per share as of March 31, June 30, September 30 and December 31, as applicable.

The Fund is not aware of any contract, arrangement, understanding, or relationship (whether or not legally enforceable) relating directly or indirectly to the Offer between (i) the Fund, the Adviser, the Board of Trustees, the Executive Officers, or any person controlling the Fund, the Adviser, the Board of Trustees, or the Executive Officers and (ii) any other person, with respect to the Shares.

ITEM 6. PURPOSES OF THIS TENDER OFFER AND PLANS OR PROPOSALS

(a)            As contemplated by, and in accordance with, the procedures set out in the Memorandum, the purpose of the Offer is to provide liquidity to Shareholders.

(b)            Shares tendered to the Fund in connection with the Offer will be retired, although the Fund offers Shares in a continuous private offering that is exempt from the registration requirements of the Securities Act of 1933, as amended. Shares may be purchased pursuant to such private offering as of the first business day of each calendar month at the Fund’s then current net asset value per Share plus any applicable sales load.

(c)            None of the Fund, the Adviser, and the Board of Trustees has any plans or proposals which relate to, or would result in: (1) the acquisition by any person of additional Shares (other than the Fund’s intended continued acceptance of subscriptions for Shares on the first business day of each calendar month and shares issued to existing shareholders pursuant to the Fund’s distribution reinvestment plan) or the disposition of Shares (other than through periodic purchase offers, including this Offer); (2) an extraordinary transaction involving the Fund, such as a merger, reorganization, or liquidation; (3) any material change in the present indebtedness, capitalization, or distribution policy of the Fund; (4) any change in the present Board of Trustees or in the management of the Fund including without limitation any change in the number or the term of members of the Board of Trustees, the filling of any existing vacancy on the Board of Trustees, or any change in any material term of the employment contract of any Executive Officer; (5) a purchase, sale, or transfer of a material amount of assets of the Fund (other than as the Board of Trustees determines may be necessary or appropriate to fund all or a portion of the purchase amount for Shares acquired pursuant to the Offer or in connection with the ordinary portfolio transactions of the Fund); (6) any other material change in the Fund’s corporate structure or business; or (7) any change in the Fund’s Declaration of Trust dated as of August 28, 2025 (as it may be amended, modified, or otherwise supplemented from time to time) or other governing instruments or any other action which could impede the acquisition of control of the Fund. Because Shares are not traded in any market, paragraphs (6), (7), and (8) of Section 229.1006(c) of Regulation M-A under the 1934 Act are not applicable to the Fund.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

(a)            The Fund expects that the amount offered for the purchase of Shares pursuant to the Offer, which will not exceed 5% of the Fund’s Shares outstanding as of the prior calendar quarter end (unless the Fund elects to purchase a greater amount), will be paid from one or more of the following sources: (i) cash on hand; (ii) the proceeds of the sale of securities and portfolio assets held by the Fund; (iii) withdrawals of its capital from the Fund’s investments; and (iv) possibly borrowings, as described in paragraph (d) below.

(b)            There are no material conditions to the financing of the transaction. There are currently no alternative financing plans or arrangements for the transaction.

(c)            Not applicable.

(d)            None of the Fund, the Adviser, the Sub-Adviser, and the Board of Trustees has determined at this time to borrow funds to purchase Shares tendered in connection with the Offer. Depending on the dollar amount of Shares tendered and prevailing general economic and market conditions, however, the Fund, in its sole discretion, may decide to seek to borrow money to fund all or a portion of the purchase amount for Shares, subject to compliance with applicable law. The Fund expects that the repayment of any amounts borrowed will be financed from additional funds contributed to the Fund by new or existing Shareholders, from withdrawals of its capital from the investment funds in which it invests, or from the proceeds of the sale of securities and portfolio assets held by the Fund.

ITEM 8. INTEREST IN SECURITIES OF THE ISSUER

(a)            Securities Ownership. The information under the heading “Section 9—Certain Information About the Fund” in the Offer to Purchase is incorporated herein by reference.

ITEM 9. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED, OR USED

Not Applicable.

ITEM 10. FINANCIAL STATEMENTS

(a)           (1)            Reference is made to the (i) audited financial statements of the Fund dated December 31, 2025, which were prepared by the Fund and filed with the SEC on Form 10-K on March 31, 2026; (ii) unaudited financial statements of the Fund dated March 31, 2026, which were prepared by the Fund and filed with the SEC on Form 10-Q under the Securities Exchange Act of 1934, as amended, on May 15, 2026; and (iii) unaudited financial statements of the Fund dated June 30, 2026, which were prepared by the Fund and filed with the SEC on Form 10-Q under the Securities Exchange Act of 1934, as amended, on August 14, 2026. Such financial statements are incorporated herein by reference in their entirety.

(2)            Not applicable.

(3)            Not applicable.

(4)            See (a)(1) and (a)(2) above.

(b)            The Fund’s assets will be reduced by the amount of the tendered Shares purchased by the Fund pursuant to this Offer. Thus, income relative to assets may be affected by this Offer.

ITEM 11. ADDITIONAL INFORMATION

(a)           (1)            None.

(2)            None.

(3)            Not applicable.

(4)            Not applicable.

(5)            None.

(b)            Not applicable.

(c)            None.

ITEM 12. EXHIBITS

Reference is hereby made to the following exhibits, which collectively constitute the Offer to Shareholders and are incorporated herein by reference:

A	Cover Letter to Offer to Purchase and Letter of Transmittal

B	Offer to Purchase

C.	Form of Letter of Transmittal

D.	Form of Notice of Withdrawal of Tender

E.	Form of Letter from the Fund to Shareholders in Connection with the Acceptance of Offers to Tender

F.	Calculation of Filing Fee Tables

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete, and correct.

EAGLE POINT TRINITY SECURED LENDING COMPANY

By:	/s/ Kenneth P. Onorio
Name:	Kenneth P. Onorio
Title:	Chief Financial Officer and Chief Accounting Officer
Date:	August 27, 2026

EXHIBIT INDEX

EXHIBIT

A.	Cover Letter to Offer to Purchase and Letter of Transmittal

B.	Offer to Purchase

C.	Form of Letter of Transmittal

D.	Form of Notice of Withdrawal of Tender

E.	Form of Letter from the Fund to Shareholders in Connection with the Acceptance of Offers to Tender

F.	Calculation of Filing Fee Tables